A19
3-23-04

04017528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM 3.23

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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 51942

FEB 27 2004 PROCESSING SECTION

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Hickman Securities Brokerage Firm, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Forest Place

(No. and Street)

RECD S.E.C.
FEB 27 2004
528

Rochelle Park, (City) New Jersey (State) 07662 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Hickman (201) 368-3412

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner, & Mattia, PC

(Name – *if individual, state last, first, middle name*)

| 2015 Lincoln Highway | Edison, | New Jersey | 08818-0988 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

A19
3-23-04

R.T. HICKMAN SECURITIES BROKERAGE FIRM, LLC
Statement of Financial Condition
December 31, 2003

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 16,420 |
| Commissions receivable | | 4,109 |
| Prepaid expenses | | 2,416 |
| | $ | 22,945 |

Liabilities and Member's Equity

| | | |
|---|---|---|
| Accrued expenses | $ | 3,880 |
| Member's equity | | 19,065 |
| | $ | 22,945 |

See accompanying notes to financial statements.